UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Enviva Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share(1)

(Title of Class of Securities)

29415B1035

(CUSIP Number)

Jan Trnka-Amrhein

American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

(212) 627-2360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)	On December 6, 2024, all outstanding shares of the common stock, par value $0.001 per share, of Enviva Inc. were converted into the limited liability company interests in Enviva, LLC. See Item 1 of this Schedule 13D for additional information.

CUSIP No. 29415B1035	13D	Page 2 of 15

1	NAMES OF REPORTING PERSONS AIPCF VIII (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,230,491(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,230,491(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,230,491(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) As further described in Item 1 of this Schedule 13D (this "Statement"), on December 6, 2024, all outstanding shares of the common stock, par value $0.001 per share (the "Common Stock"), of Enviva Inc. were converted into limited liability company interests in Enviva, LLC on a one-for-one basis. As a result, as of the date of filing of this Statement, this Reporting Reporting does not beneficially own any shares of Common Stock.

CUSIP No. 29415B1035	13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS AIPCF VIII (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,230,491(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,230,491(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,230,491(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%(1)
14	TYPE OF REPORTING PERSON PN

1) As further described in Item 1 of this Statement, on December 6, 2024, all outstanding shares of Common Stock were converted into limited liability company interests in Enviva, LLC on a one-for-one basis. As a result, as of the date of filing of this Statement, this Reporting Reporting does not beneficially own any shares of Common Stock.

CUSIP No. 29415B1035	13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS A-ENV Funding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,230,491(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,230,491(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,230,491(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%(1)
14	TYPE OF REPORTING PERSON PN

(1) As further described in Item 1 of this Statement, on December 6, 2024, all outstanding shares of Common Stock were converted into limited liability company interests in Enviva, LLC on a one-for-one basis. As a result, as of the date of filing of this Statement, this Reporting Reporting does not beneficially own any shares of Common Stock.

CUSIP No. 29415B1035	13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS A-ENV Funding GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,230,491(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,230,491(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,230,491(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) As further described in Item 1 of this Statement, on December 6, 2024, all outstanding shares of Common Stock were converted into limited liability company interests in Enviva, LLC on a one-for-one basis. As a result, as of the date of filing of this Statement, this Reporting Reporting does not beneficially own any shares of Common Stock.

CUSIP No. 29415B1035	13D	Page 6 of 15

1	NAMES OF REPORTING PERSONS AIPCF VIII Global Corp Holding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,230,491(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,230,491(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,230,491(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%(1)
14	TYPE OF REPORTING PERSON PN

(1) As further described in Item 1 of this Statement, on December 6, 2024, all outstanding shares of Common Stock were converted into limited liability company interests in Enviva, LLC on a one-for-one basis. As a result, as of the date of filing of this Statement, this Reporting Reporting does not beneficially own any shares of Common Stock.

CUSIP No. 29415B1035	13D	Page 7 of 15

1	NAMES OF REPORTING PERSONS Lightship Capital III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 of this Schedule 13D (this “Statement”) for more information about this Reporting Person’s beneficial ownership.

CUSIP No. 29415B1035	13D	Page 8 of 15

1	NAMES OF REPORTING PERSONS Lightship Capital III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5 of this Statement for more information about this Reporting Person’s beneficial ownership.

CUSIP No. 29415B1035	13D	Page 9 of 15

1	NAMES OF REPORTING PERSONS AIPCF VIII Credit Opportunity Holding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 of this Statement for more information about this Reporting Person’s beneficial ownership.

CUSIP No. 29415B1035	13D	Page 10 of 15

Explanatory Note

On March 12, 2024, Enviva Inc., a Delaware corporation (the “Issuer”), and certain subsidiaries of the Issuer (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Issuer also filed motions with the Bankruptcy Court seeking joint administration of the Debtors’ cases under the caption In re Enviva Inc., et al., Case No. 24-10453 (the “Chapter 11 Cases”). On November 14, 2024, the Bankruptcy Court entered an order confirming the Debtors’ Amended and Restated Joint Chapter 11 Plan of Reorganization of Enviva Inc. and Its Debtor Affiliates, dated as of October 4, 2024 (the “Plan”), and on December 6, 2024 (the “Effective Date”), the Plan became effective in accordance with its terms, and the Debtors emerged from the Chapter 11 Cases.

On October 11, 2024, the New York Stock Exchange filed with the Securities and Exchange Commission (the “SEC”) a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of the Common Stock (as defined below) from such exchange and the deregistration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). On October 21, 2024, the Issuer filed on Form 15 with the SEC a certification and notice of termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

The reporting persons named in Item 2 below are hereby jointly filing this statement on beneficial ownership on Schedule 13D (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities identified in Item 5 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Exchange Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is filed on behalf of the Reporting Persons (as defined below). This Statement relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Enviva Inc., a Delaware corporation. On the Effective Date after the completion of the transactions described in Item 3 below, in connection with the Plan, the Issuer converted from a Delaware corporation to a Delaware limited liability company, Enviva, LLC (the “LLC Conversion”). References to the “Issuer” prior to the LLC Conversion refer to Enviva Inc. and after the LLC Conversion refer to Enviva, LLC. At the time of the LLC Conversion, all shares of Common Stock then outstanding were converted into limited liability company interests of Enviva, LLC designated as “Common Units” on a one-for-one basis.

The Issuer’s principal executive offices are located at 7500 Old Georgetown Rd. Suite 1400, Bethesda, Maryland, 20814.

Item 2.	Identity and Background

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) A-ENV Funding LP, a Cayman Islands exempted limited partnership (“A-ENV Funding”); (2) A-ENV Funding GP, LLC, a Cayman Islands limited liability company (“A-ENV GP”); (3) AIPCF VIII Global Corp Holding LP, a Cayman Islands exempted limited partnership (“Global Corp Holding”); (4) AIPCF VIII (Cayman), L.P., a Cayman Islands exempted limited partnership (“AIP VIII Cayman GP”); (5) AIPCF VIII (Cayman), Ltd., a Cayman Islands company (“AIP VIII GP”); (6) Lightship Capital III LP, a Delaware limited partnership (“Lightship III”); (7) Lightship Capital III GP, LLC, a Delaware limited liability company (“Lightship GP”); and (8) AIPCF VIII Credit Opportunity Holding LP, a Delaware limited partnership (“COH”). A-ENV GP is the general partner of A-ENV Funding. Global Corp Holding is the sole member of A-ENV GP. Lightship GP is the general partner of Lightship III. COH is the sole member of Lightship GP. AIP VIII Cayman GP is the general partner of Global Corp Holding and COH. AIP VIII GP is the general partner of AIP VIII Cayman GP.

CUSIP No. 29415B1035	13D	Page 11 of 15

Any action by AIP VIII GP with respect to the shares of Common Stock identified in Item 5 below, including voting and dispositive decisions, requires a unanimous vote of the four directors of AIP VIII GP, Mr. Dino Cusumano, Mr. Kim Marvin, Mr. John Becker, and Mr. Justin Fish. Accordingly, the directors may be deemed to share voting and dispositive power with respect to the shares of Common Stock identified in Item 5 below. Each of the directors disclaims beneficial ownership of the shares of Common Stock identified in Item 5 below, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status a “group” within the meaning of Rule 13d-5 of the Exchange Act.

The address of the principal office of each of the Reporting Persons and each individual named above is 450 Lexington Avenue, 40th Floor, New York, New York 10017.

AIP VIII Cayman GP is a private equity fund affiliated with the private equity firm commonly known as American Industrial Partners. The principal business of Lightship III and COH is to invest in securities and related instruments. The principal business of A-ENV Funding and Global Corp Holding is to invest in securities. The principal business of A-ENV GP is to serve as general partner to A-ENV Funding. The principal business of Lightship GP is to serve as general partner to Lightship III. AIP VIII Cayman GP’s principal business is to serve as the general partner or managing member of various other partnerships or companies. AIP VIII GP’s principal business is to serve as the general partner of AIP VIII Cayman GP. Each of the individuals named above is a United States citizen whose principal occupation is being a General Partner of American Industrial Partners.

During the past five years, none of the Reporting Persons, nor any of the individuals identified above, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Statement are incorporated by reference in this Item 3.

On the Effective Date, pursuant to the terms of the Plan, the Common Stock, including any options, warrants, restricted stock units, and any other rights or agreements to acquire Common Stock, outstanding immediately before the Effective Date was canceled, released, discharged, and extinguished.

Backstop Commitment Agreement

On August 30, 2024, the Debtors entered into a Rights Offering Backstop Commitment Agreement, dated as of August 30, 2024 (the “Backstop Commitment Agreement”), with Lightship III and certain other Equity Commitment Parties thereto (as defined in the Backstop Commitment Agreement). Pursuant to the Backstop Commitment Agreement, the Lightship III and the other Equity Commitment Parties agreed, severally and not jointly, to (i) purchase all New Common Stock (as defined below) that are not subscribed for and purchased in the Issuer’s equity rights offering (the “Rights Offering”) on the terms set forth in the Plan and approved by the Bankruptcy Court (the “Backstop Commitment”), at a 25% discount to the implied value of the equity interests in the reorganized Issuer, subject to dilution, and (ii) exercise all Subscription Rights (as defined in the Backstop Commitment Agreement) issued to them by purchasing all shares issuable in connection with such Subscription Rights (the “Subscription Commitment,” and together with the Backstop Commitment, the “Funding Commitments”). In consideration for the Funding Commitments, the Issuer agreed to issue an aggregate of 4,160,711 shares of Common Stock (the “New Common Stock”) as a commitment premium.

Lightship III’s Backstop Commitment was $1.7 million and its Subscription Commitment was $90.6 million for an aggregate Funding Commitment of $92.3 million. On the Effective Date, Lightship III received a commitment premium of 1,511,182 shares of New Common Stock as consideration for entering into the Backstop Commitment Agreement.

CUSIP No. 29415B1035	13D	Page 12 of 15

Rights Offering

In accordance with the Plan, pursuant to the Rights Offering, the Issuer issued an aggregate of 35,834,243 shares of New Common Stock pursuant to the terms of the Rights Offering procedures as filed with the Plan. On the Effective Date, Lightship III purchased an aggregate of 13,070,810 shares of New Common Stock pursuant to its Funding Commitments at a purchase price of $7.06 per share for an aggregate total cash consideration of $92.3 million. The source of the funds used to acquire the New Common Stock pursuant to the Rights Offering was a draw on an existing credit facility subsequently repaid with capital contributions from limited partners.

DIP Tranche A Conversion and Credit Agreement

On March 15, 2024, the Debtors entered into a Debtor-in-Possession Credit and Note Purchase Agreement (the “DIP Credit Agreement”) by and among the Issuer, as borrower, and the other Debtors, as guarantors, Lightship III and the various other lenders from time to time party thereto (the “Lenders”), and Acquiom Agency Services LLC (“Acquiom”) and Seaport Loan Products LLC, as co-administrative agents, and Acquiom, as collateral agent providing for a debtor-in-possession term loan and notes facility (the “DIP Financing”) in an amount not to exceed $500.0 million. On March 14, 2024, the Bankruptcy Court granted interim approval of the motion to approve the DIP Financing and borrowing of up to $150.0 million of the loans and notes thereunder. On May 3, 2024, the Bankruptcy Court granted final approval of the motion to approve the DIP Financing and borrowing of the remainder of the loans and notes thereunder.

Each Lender elected to participate in the DIP Financing in the form of term loans (the “DIP Loans”) or in the form of notes (together with the DIP Loans, the “DIP Loans and Notes”), which consisted of certain borrowings consisting of Loans (as defined in the DIP Credit Agreement) and certain borrowings consisting of Notes (as defined in the DIP Credit Agreement). The DIP Loans and Notes each provided for identical economic terms. The DIP Loans and Notes were also split into two tranches: Tranche A consisted of up to an aggregate of $250.0 million in Tranche A Loans and Tranche A Notes (each as defined in the DIP Credit Agreement) and Tranche B consisted of up to an aggregate of $250.0 million in Tranche B Loans and Tranche B Notes (each as defined in the DIP Credit Agreement). Upon the Maturity Date (as defined in the DIP Credit Agreement), each holder of Tranche A Loans and Tranche A Notes had the right to subscribe for purchase of equity in the reorganized Debtors in lieu of receiving repayment on account of such Tranche A Loans and Tranche A Notes. On the Effective Date, in accordance with the Plan, the Issuer issued 34,987,287 shares of New Common Stock (the “DIP Tranche A Conversion”) pursuant to the terms of the Backstop Commitment Agreement and the DIP Credit Agreement.

Lightship III exercised its right pursuant to the DIP Credit Agreement to subscribe for the purchase of equity in the reorganized Debtors in lieu of receiving repayment on account of the DIP Loans and Notes that it held. As a result, on the Effective Date, Lightship III received 17,648,499 shares of New Common Stock pursuant to the DIP Tranche A Conversion in lieu of repayment of $124.5 million in aggregate principal amount of DIP Loans and Notes.

The foregoing descriptions of the Backstop Commitment Agreement and the DIP Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the Backstop Commitment Agreement and the DIP Credit Agreement, which are filed as Exhibits 99.2 and 99.3 hereto and are incorporated herein by reference.

Item 4.	Purpose of the Transaction

The responses to Items 3 and 6 of this Statement are incorporated by reference in this Item 4.

On the Effective Date, in connection with the Plan, the Issuer effected the LLC Conversion and contemporaneously with such conversion, Enviva, LLC entered into the Limited Liability Company Agreement, dated as of the Effective Date (the “LLC Agreement”).

CUSIP No. 29415B1035	13D	Page 13 of 15

The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Jan Trnka-Amrhein, a Partner at American Industrial Partners, and Mr. Randall Swift, an Operating Partner at American Industrial Partners, became members of the Issuer’s board of managers as of the Effective Date. In such capacity, Messrs. Trnka-Amrhein and Swift may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Statement or in Messrs. Trnka-Amrhein’s and Swift’s current roles as members of the board of managers of the Issuer, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b), and (c) –

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 of this Statement is incorporated by reference into this Item 5.

Immediately prior to the effectiveness of the LLC Conversion, Lightship III directly held 32,230,491 shares of Common Stock representing 43.0% of the outstanding Common Stock, based on 74,982,242 shares of Common Stock outstanding at such time. Immediately following the effectiveness of the LLC Conversion, Lightship III directly held the same number of Common Units, which represented the same percentage of then outstanding Common Units.

On the Effective Date, immediately after Lightship III’s receipt of the Common Units in connection with the LLC Conversion, the Reporting Persons entered into a Distribution and Contribution Agreement (the “Contribution Agreement”), pursuant to which, through a series of deemed pro rata in-kind distributions and deemed in-kind contributions, Lightship III transferred all of the Common Units that it held to A-ENV Funding (the “Fund Reorganization”). Throughout such series of deemed distributions and contributions, AIP VIII Cayman GP’s and AIP VIII GP’s voting and dispositive power with respect to such Common Units and the holders of the ultimate pecuniary interests in such Common Units remained unchanged.

As of the date of this Statement and after giving effect to the Fund Reorganization, A-ENV Funding directly holds 32,230,491 Common Units and each of (1) A-ENV Funding; (2) A-ENV GP, as general partner of A-ENV Funding; (3) Global Corp Holding, as sole member of A-ENV GP; (4) AIP VIII Cayman GP, as general partner of Global Corp Holding; and (5) AIP VIII GP, as general partner of AIP VIII Cayman GP, may be deemed to have shared voting and dispositive power of the Common Units held by A-ENV Funding.

After giving effect to the Fund Reorganization on the Effective Date, none of (1) Lightship III; (2) Lightship III’s general partner, Lightship GP; or (3) Lightship GP’s sole member, COH held voting or dispositive power with respect to any shares of Common Stock or any Common Units.

Except as set forth in this Statement, no Reporting Person and none of the individuals named in Item 2 has effected any transaction in the Common Stock or the Common Units in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock as of the time of the LLC Conversion on the Effective Date.

CUSIP No. 29415B1035	13D	Page 14 of 15

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 5 of this Statement are incorporated by reference in this Item 6.

Limited Liability Company Agreement

Pursuant to the LLC Agreement, A-ENV Funding and its Related Persons (as defined in the LLC Agreement and such persons, collectively, “AIP Entities”) may designate one manager to serve on the board of managers of the Issuer for so long as AIP Entities hold at least 50% of the Common Units that it held as of the Effective Date. Mr. Trnka-Amrhein is the initial AIP designated manager.

The LLC Agreement contains restrictions on transfer of the Common Units including (i) to the extent that such transfer would cause the Issuer to have in excess of 250 holders of record, (ii) to a Competitor or any Affiliate of a Competitor (as defined in the LLC Agreement) without the prior written consent of the board of managers (which consent may be withheld in the board of managers’ sole discretion) and (iii) if such transfer would cause the Issuer to become subject to registration requirements of the Investment Company Act of 1940, as amended. Further, the LLC Agreement provides for certain customary tag-along and drag-along rights, and preemptive rights of purchase in the event of certain dilutive events. The LLC Agreement also provides that the Issuer, the Reporting Persons, and certain other holders of Common Units would enter into a registration rights agreement (the “Registration Rights Agreement”), substantially in the form attached thereto as Exhibit A, promptly following the Effective Date, providing for certain customary registration rights.

Pursuant to the LLC Agreement, certain extraordinary actions, including any liquidation or dissolution of the Issuer or material amendments to the LLC Agreement, shall generally require the affirmative vote of five of seven members of the Issuer’s board of managers, including AIP Entities’s designee thereto.

The foregoing description of the LLC Agreement and the Registration Rights Agreement do not purport to be complete and is qualified in its entirety by reference to the text of the LLC Agreement (including Exhibit A thereto), which is included as Exhibit 99.4 to this Statement.

Distribution and Contribution Agreement

The description of the Contribution Agreement set forth in Item 5 above does not purport to be complete and is qualified in its entirety by reference to the text of the Contribution Agreement, which is included as Exhibit 99.5 to this Statement.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

99.2	Rights Offering Backstop Commitment Agreement, dated as of August 30, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2024).*

99.3	Debtor-in-Possession Credit and Note Purchase Agreement, dated as of March 15, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2024).*

99.4	Limited Liability Company Agreement of Enviva LLC, dated as of December 6, 2024.*

99.5	Distribution and Contribution Agreement, dated as of December 6, 2024.

* Exhibits and schedules have been omitted. The Reporting Persons undertake to furnish copies of any of the omitted exhibits and schedules to the SEC upon its request.

CUSIP No. 29415B1035	13D	Page 15 of 15

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024	AIPCF VIII (Cayman), Ltd.

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	AIPCF VIII (Cayman), L.P.
By: AIPCF VIII (Cayman), Ltd., its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	A-ENV Funding LP
By: A-ENV Funding GP, LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	A-ENV Funding GP, LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	AIPCF VIII Global Corp Holding LP
By: AIPCF VIII (Cayman), L.P., its general partner
By: AIPCF VIII (Cayman), Ltd., its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	Lightship Capital III LP
By: Lightship Capital III GP, LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	Lightship Capital III GP, LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President

Dated: December 13, 2024	AIPCF VIII Credit Opportunity Holding LP
By: AIPCF VIII (Cayman), L.P., its general partner
By: AIPCF VIII (Cayman), Ltd., its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Vice President